

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 11, 2010

Jeffrey A. Leddy
Chief Executive Officer
HUGHES Telematics, Inc.
2002 Summit Boulevard, Suite 1800
Atlanta, GA 30319

> **Re: HUGHES Telematics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-33860**

Dear Mr. Leddy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note that you have indicated that you have no securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. However, this appears inconsistent with the fact that you filed a Form 8-A12G on July 29, 2009 to register your common stock under Section 12(g) of the Exchange Act.

Item 3. Legal Proceedings, page 23

2. We note that the parties to the patent infringement case have reached a tentative agreement to settle the matter. Disclose whether you expect the resolution of this

case to have a material adverse effect on your financial position, results of operations, or cash flows.

Item 7. Management's Discussion and Analysis…, page 27

Liquidity and Capital Resources, page 36

3. We note that your credit agreement requires that you comply with certain financial covenants, including a leverage ratio not to exceed 5.0 to 1.0. Please disclose your computed leverage ratio as of the end of the applicable period, and provide a more thorough discussion of how management intends to ensure compliance with these covenants in the future.

Item 10. Directors, Executive Officers and Corporate Governance, page 77

4. We note your disclosure highlighting the specific experience and background of each of your directors. Confirm through additional disclosure for each director what about each director's background was instrumental in the board selecting that person to be a director of the company.

Item 11. Executive Compensation, page 81

5. Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that you granted each of your named executive officers stock and option awards in June 2009.   However, you do not provide disclosure analyzing the reason why these amounts were chosen by the committee. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to grant stock and option awards in these amounts. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

6. You state in the penultimate paragraph on page 85 that bonuses for services provided in the year ended December 31, 2009 have not been determined. Please tell us when you expect to determine these amounts, and confirm that such amounts will be disclosed on a Form 8-K pursuant to Item 5.02. Also, if bonus or other amounts for the prior year have not yet been determined, this should be noted in a footnote to your Summary Compensation Table together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to Interpretive Response 217.11 of Regulation S-K's Compliance and Disclosure Interpretations, found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Signature Page, page 99

8. Please indicate which officer(s) signed the annual report on behalf of the registrant as its (1) principal accounting officer or controller, and (2) principal financial officer. Refer to General Instruction D(2) of Form 10-K.

Exhibits Index

9. Mark the exhibit index to indicate that portions of Exhibits 10.13 and 10.14 have been omitted pursuant to a request for confidential treatment. Refer to Section D.5. of Staff Legal Bulletin No. 1A (February 28, 1997, as amended).

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile to (917) 777-2918
       Gregory A. Fernicola
       (Skadden, Arps, Slate, Meagher & Flom LLP)